KCI KONECRANES PLC ...GE RELEASE 1
...arch, 2004 3.15 p.m.

KCI KONECRANES SUBSIDIARY KCI MOTORS OY TO COMPLETE MANDATORY LABOUR NEGOTIATIONS

Labour negotiations at KCI Konecranes subsidiary KCI Motors Oy have been completed. Approximately 65 employees will be given notice, motor production in Hyvinkää will be phased out. The production outsourced to Estonian subcontractor.

Since January 27, 2004 the employer and the employees have held negotiations on how to increase the efficiency of the production of electrical motors at the Hyvinkää manufacturing unit, and consequences for the personnel.

Negotiations were initiated after the budgeting and long term planning processes revealed a serious lack of competitiveness of present operations, under market and currency conditions of today.

During negotiations the parties were unable to find solutions that would have combined a continuation of present operations in Hyvinkää and substantial cost reductions.

The production will be transferred to Estonia faster than originally intended, in order to accelerate savings, and to avoid the risk for further layoffs in other units.

KCI Konecranes is a world leading engineering group specializing in advanced overhead lifting solutions and maintenance services. Group activity is organized along three business areas: Maintenance Services (50% of Group Sales), Standard Lifting Equipment (26 %) and Special Cranes (24 %). Group Sales totalled EUR 665 million with over 4350 employees in 34 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Stig Gustavson, President and CEO, tel. +358-400 411 119

DISTRIBUTION
Helsinki Exchanges
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